FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2010

Commission File Number: 001-12440

ENERSIS S.A.

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Santiago, February 26, 2010
Ger. Gen. N°52/2010

REF.:    Essential Fact.

Mr. Guillermo Larrían R.
Superintendent
Superintendence of Securities and Insurance
Av. Libertador Bernardo O’Higgins 1449
Santiago

Dear Sir,

In accordance with clauses 9 and 10,2 of the Law 18,045 and the provisions set forth in the General Norm N° 30 issued by that Superintendence, and under the powers conferred on me, I inform you, as essential fact, that at the board of the Company at its meeting held today unanimously agreed to proposed to the General Shareholders Meeting of Enersis S.A. to be held on April 22, 2010 to distribute a final dividend of 35.11245% of the Company’s distributable net income, which represents Ch$7.1 per share. After deducting the interim dividend of Ch$2.45677 per share paid in December 2009, the amount to be distributed as definitive dividend to shareholders of the company would be Ch$4.64323 per share.

This would represent a total distribution of Ch$231,823,281,902 attributable to the net income as of December 31st, 2009.

The above modifies the current dividend policy which determined the distribution of a final dividend of 60% of the distributable net income of the Company.

Sincerely yours,

Domingo Valdés
General Counsel

c.c.	Bolsa Comercio de Santiago
Bolsa Electrónica de Chile
Bolsa Corredores de Valparaíso
Comisión Clasificadora de Riesgo
Banco Santander – Representative of bond holders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Ignacio Antoñanzas
--------------------------------------------------

Title: Chief Executive Officer

Date: February 26, 2010